Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

Commission File No.: 001-37557

Date: March 3, 2026

The following are excerpts of the transcript of a question and answer session held as part of TD Cowen’s 46th Annual Health Care Conference, on Tuesday, March 3, 2026, featuring Michael F. Mahoney, Chairman & Chief Executive Officer of Boston Scientific Corporation, and Kenneth Stein, M.D., Senior Vice President and Global Chief Medical Officer of Boston Scientific Corporation.

03-March-2026

Boston Scientific Corp. (BSX)

TD Cowen Health Care Conference

QUESTION AND ANSWER SECTION

[ . . . ]

Unidentified Presenter

TD Cowen

I think you guys – that coming through nicely. Wanted to kick it off and just ask about – just know you’ve walked through this on the fourth quarter call at the Investor Day last year, just this 10% plus growth guidance, you issued 10% to 11% on the fourth quarter earnings call. It looks very similar to the starting point of 2025 where you guys were at 10% to 12%. Maybe just discuss what’s different this year compared to last year and as you see and speak about your confidence about maintaining this at these high double-digit rates of growth despite the challenging two-year stack, three-year stack comps that you’re facing.

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

Yeah, sure. Good morning, everybody. Maybe a few things that remain the same for – especially for the long-term investors. We continue to invest for the long term for Boston Scientific, and we’ve had good success over many years and plan to continue to do a number of core tenets. Because I know we’re going to talk about EP and WATCHMAN, lots of things here. But as the group knows, as we talked about at Investor Day, we want to continue to improve our WAMGR as much as we can. And we continue to do that. And you’ve seen the signed announcement of Penumbra and also a number of other venture investments that we move to continue to do that.

[ . . . ]

So, the big differences, we have the champion readout coming up in March. We’ve tucked in a few nice acquisitions with Nalu and spinal cord stim with Valencia. We announced the Penumbra acquisition, and we have a number of our businesses that are doing very, very well. Our ICTx business, our interventional oncology business, our endoscopy business, our neuromodulation business, our interventional – our PI business. So, we continue to have a consistent, really, playbook of investing in our business, driving growth above our WAMGR, and we expect to have a good year.

[ . . . ]

Unidentified Presenter

TD Cowen

Thank you. I wanted to touch on the Penumbra acquisition. I think it was a little bit of a bigger swing than in years past but not huge for and obviously you guys had the capacity but may have surprised some – Penumbra has been having success as a stand-alone. Maybe just review how Penumbra can get even better under Boston’s roof and review the rationale for that acquisition.

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

Yeah. I mentioned when we announced it, with our performance and our ongoing commitment to the high performance and their results, you saw the fourth quarter results. You have two very strong companies combining together. Culturally, we spent a lot of time with them. They’re an excellent company. And so I think we can help each other. And the key will be to retain their commercial team, run them as a stand-alone business under our cardiovascular group, just like we do our WATCHMAN business, our ICTx business, our CRM and EP business.

So it will be under Joe Fitzgerald – actually Penumbra eventually post-closing, we’ll go into our ICTx PI vascular business, but we’ll really retain like we do all of our companies, global business unit president, retain their commercial team, and where we can benefit each other is Penumbra is clearly less scaled outside the US than we are. We have a very large business in Europe, Middle East, Africa, all of Asia PAC. They are under-scaled there, just given the market size and their focus has been – not totally, but more on the US. So, we have significant capabilities outside the US.

Also, their businesses has a variety of stakeholders, with the vascular surgeon – interventional radiologists, interventional cardiologists. We have excellent relationships across those groups, across our businesses. So, they’ll be some accounts where they may not be in, maybe they’re competitors, and – but we have strong relationships there. So, I think we’ll be able help Penumbra on that way also, in the supply chain area as we continue to globalize them. We’re a big footprint in Costa Rica. They’re building a plant in Costa Rica, so I think on the whole supply chain side.

So, the benefits to Penumbra will be the supply chain side outside the US and helping them with accounts where they may be less strong given the relationships Boston has. For Boston, it helps us in many ways. I just saw a couple of cases last week. One case didn’t require, both – new cases. One case did not need anything other than the Penumbra case. The other case required a balloon stent and guidewire. And they actually pulled a competitor product.

So, in that case, in the future, hopefully that balloon stent guidewire will be Boston Scientific that will complement the Penumbra case. So, the – really, the candidate – we have different portfolio. They are in spaces that we didn’t play in – neurovascular and VT – and so the combination of the category leadership profile that we have across interventional cardiology and vascular, combined with Penumbra, is just a beautiful solution for customers and for our category leadership strategy.

So, we think there’s a lot of synergies in the portfolio given the uniqueness of what they have in neurovascular, which we don’t plan – and also in thrombectomy.

Unidentified Presenter

TD Cowen

Great. And any updates just in terms of expectations for getting through the regulators and closing?

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

We’ll see. We’re in the heat of that now.

Unidentified Presenter

TD Cowen

And I think the filings came out. And, you know, it seems like the time to kind of, you know, interaction to close was – or, not close, but acquisition offer – was relatively condensed. But my understanding you’ve been following many companies over the years, and you had some fairly detailed knowledge of Penumbra’s portfolio and capabilities. But any comments just on that filing and some of the timing that was shared publicly?

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

I just think both sides see the strategic fit, which is your first question. So, if you’re Penumbra, you want – you have a great company, you want to grow and thrive, and a company that has a similar culture, and that’s Boston Scientific. For Boston Scientific, we also wanted to add that capability. It’s long been an area that we wanted to get into in neurovascular and thrombectomy. We’re the market leader. And so, I think – obviously, you may have read the proxy or not – we knew the company well. They knew us well. We gave them a compelling offer, and we know how to integrate this right, to make sure that both companies remain stronger post-acquisition.

[ . . . ]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” “intend” and similar words. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. These forward-looking statements include, among other things, statements regarding the financial and business impact of the Transaction and anticipated benefits of the Transaction, the closing of the Transaction and the timing thereof, business plans and strategy, product launches and product performance and impact, clinical programs, and expected financial results. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this communication. As a result, readers are cautioned not to place undue reliance on any of our forward-looking statements.

Factors that may cause such differences include, among other things: economic conditions, including the impact of foreign currency fluctuations; future U.S. and global political, competitive, reimbursement and regulatory conditions, including changing trade and tariff policies; geopolitical events; manufacturing, distribution and supply chain disruptions and cost increases; disruptions caused by cybersecurity events; disruptions caused by public health emergencies or extreme weather or other climate change-related events; labor shortages and increases in labor costs; variations in outcomes of ongoing and future clinical trials and market studies; new product introductions; expected procedural volumes; the closing and integration of acquisitions, including the ability to achieve the anticipated benefits of the proposed transaction and successfully integrate Penumbra’s operations; business disruptions (including disruptions in relationships with employees, customers or suppliers) following the announcement and/or closing of the proposed Transaction; demographic trends; intellectual property; litigation; financial market conditions; future business decisions made by us and our competitors; the conditions to the completion of the proposed Transaction, including the receipt of the required regulatory approvals and clearances, may not be satisfied at all or in a timely manner; and the closing of the proposed Transaction may not occur or may be delayed. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect each of Boston Scientific Corporation’s (the “Company”) and Penumbra, Inc.’s (“Penumbra”) businesses and future operations, see Part I, Item 1A - Risk Factors in the Company’s and Penumbra’s respective most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which may be updated in Part II, Item 1A - Risk Factors in Quarterly Reports on Form 10-Q each company has filed or will file hereafter.

The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements, except as required by law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Important Information and Where to Find It

In connection with the proposed Transaction, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Penumbra, and Penumbra will mail the Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Penumbra may file with the SEC in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR Penumbra WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and/or Penumbra through the website maintained by the SEC at www.sec.gov. Security holders will be able to obtain free copies of the documents filed by the Company with the SEC on the Company’s website at investors.bostonscientific.com/ or by contacting Company Investor Relations at BSXInvestorRelations@bsci.com, or by calling 508-683-4479. Security holders will also be able to obtain free copies of the documents filed by Penumbra with the SEC on Penumbra’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Penumbra Investor Relations at investors@penumbrainc.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Penumbra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Penumbra’s stockholders in connection with the proposed Transaction. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at investors.bostonscientific.com/.

Information regarding the Company’s directors and executive officers is contained in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000017/bsx-20250319.htm), in the section entitled “Boston Scientific Executive Compensation” included in the Company’s registration statement on Form S-4, which was filed with the SEC on February 27, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/885725/000110465926021633/tm266847-1_s4.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 17, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000010/bsx-20251231.htm), in the Company’s Form 8-K filed on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000024/bsx-20250418.htm), in the Company’s Form 8-K filed on September 4, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000043/bsx-20250829.htm), in the Company’s Form 8-K filed on October 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000048/bsx-20251022.htm), in the Company’s Form 8-K filed on November 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572525000052/bsx-20251118.htm), in the Company’s Form 8-K filed on February 5, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000008/bsx-20260202.htm), and in the Company’s Form 8-K filed on February 23, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000013/bsx-20260218.htm). To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Penumbra’s directors and executive officers is contained in the sections entitled “Proposal No. 1: Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in Penumbra’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in Penumbra’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 25, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001321732/000132173226000007/pen-20251231.htm) and in Penumbra’s Form 8-K filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of Penumbra’s securities by the directors and executive officers of Penumbra have changed from the amounts of securities of Penumbra held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.